July 18, 2019

Andrew Wilson
Chief Executive Officer
Electronic Arts, Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

       Re: Electronic Arts, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           File No. 000-17948

Dear Mr. Wilson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Consolidated Financial Statements
Description of Business and Basis of Presentation
Revenue Recognition, page 53

1. Please quantify the amount of revenues attributable to your extra content and in-game purchases, and if material, tell us your consideration of providing additional disaggregated disclosures. We refer you ASC 606-10-50-5.
2. Please clarify your disclosures that indicate sales of extra content are accounted for in a manner consistent with the treatment for your Games with Services and Online-Hosted
      Service Games depending upon whether or not the extra content has offline functionality.
      Explain why your accounting treatment for the extra content depends on whether or not your games have offline functionality.
3. You disclose on page 48 that for games with services under the New Revenue Standard, generally 75 percent of the sales price is allocated to the software license performance
 Andrew Wilson
Electronic Arts, Inc.
July 18, 2019
Page 2
         obligation and recognized at a point in time upon delivery (which is usually at or near the same time as the booking of the transaction), and the remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably over the Estimated Offering Period. Please help us understand and provide us with a detailed analysis of how you determined the percentage of the transaction price allocated to each performance obligation. Describe in greater detail the methods, inputs, estimates and assumptions that you considered in allocating the transaction price to the different performance obligations. We refer you to ASC 606-10-32-28 through 35. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or
Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



                                                              Sincerely,
FirstName LastNameAndrew Wilson
                                                              Division of
Corporation Finance
Comapany NameElectronic Arts, Inc.
                                                              Office of
Information Technologies
July 18, 2019 Page 2                                          and Services
FirstName LastName